Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT FY 2025 Results: Strong Commercial Growth, Focused Pipeline Investment Melbourne (Australia) and Indianapolis, IN (U.S.) – February 20, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, "Telix") today announces its financial results for the year ended December 31, 2025. FY 2025 key results1 Group performance2: Double-digit revenue growth and positive adjusted operating cash flow • Revenue of US$803.8 million, up by 56%3 and achieving upsized full year guidance4. • US$157.1 million invested in research and development (R&D) product development for late-stage therapeutics and precision medicine pipeline assets5, in line with stated FY 2025 guidance. • Adjusted EBITDA6 of US$39.5 million, reflective of increased operating expenditure driven by strategic acquisitions, investment in commercial infrastructure and research and development (R&D). • A non-material loss before tax of US$5.3 million, includes US$26.7 million in non-cash finance costs associated with convertible bonds and increased asset amortization of US$11.9 million (2024: US$5.1 million) following the RLS Radiopharmacies (RLS) acquisition. • Year-end cash balance of US$141.9 million following US$246.4 million of strategic investments (M&A) and cash generated from operating activities of US$34.5 million before the final contingent consideration payment to Advanced Nuclear Medicine Ingredients (ANMI) of US$51.8 million7. Telix Precision Medicine: Strengthening commercial profitability, driving growth • Precision Medicine segment revenue up by 22% year-over-year, driven by continued increase in Illuccix® volumes and successful launch of Gozellix® in the U.S. • Gross margin remains stable at 64%. • Adjusted (segment) EBITDA up by 24% year-over-year to US$216.4 million. • Selling and marketing expenses of US$82.4 million, reflecting incremental investment in global commercial infrastructure for new product launches (Illuccix EU, Gozellix, Zircaix®8 and Pixclara®8). 1 1 See summary Group financial results table at end of this document. 2 Group performance includes Telix Precision Medicine, Telix Therapeutics and Telix Manufacturing Solutions (TMS). 3 All comparisons to FY 2024 results. 4 Revised FY 2025 revenue guidance of US$800 million to US$820 million. 5 US$14.1 million of inventory for TLX250-Px (Zircaix®) commercial launch is additionally expensed to R&D. This expense arises from commercial inventory produced in anticipation of Zircaix approval and will be reversed upon FDA approval if received. 6 Earnings before interest, tax, depreciation and amortization. 7 In 2018, Telix acquired ANMI, the developer of the underlying Illuccix technology. The acquisition agreement included contingent consideration (variable payments) based on Illuccix global sales for five years following marketing authorization of Illuccix, with an option to buy out remaining payments in the third year following marketing authorization if agreed sales thresholds were met. As a result of strong sales performance, Telix successfully exercised its option to buy-out the remaining variable payments. The final payment of US$51.8 million comprising the option payment and third and final annual variable payment was made in July 2025, and is reflected in the cash flows for H2 2025, included in the Company’s full year financial results. 8 Launch and brand names subject to final regulatory approval.

• TLX101-Px (Pixclara8) regulatory filings: Telix has filed a marketing authorization application for TLX101-Px in Europe, concurrent to finalizing the New Drug Application (NDA) package for the U.S. Food and Drug Administration (FDA). • TLX250-Px (Zircaix8) submission: Based on the two Type A meetings with the FDA, Telix believes it has aligned on key outstanding issues for the Biologics License Application (BLA) resubmission, including demonstration of drug product comparability between clinical trial material and scale-up commercial production. The Company is now completing the agreed deliverables and documentation required for resubmission. Telix Manufacturing Solutions (TMS): Expanded global operations to deliver patient outcomes • TMS segment includes RLS, IsoTherapeutics (TX, U.S.), and production (and R&D) facilities in Sacramento (CA, U.S.), Brussels (Belgium), North Melbourne (Australia) and Yokohama (Japan), representing a significantly expanded global production and manufacturing footprint. • RLS reported US$238.4 million of total segment revenue, which includes US$170.1 million from third-party product sales and service fees, and US$68.3 million inter-segment revenue9, reflecting excellent growth in sales of Illuccix and Gozellix through the RLS network. • RLS transitioned to positive adjusted EBITDA contribution of US$1.2 million. • RLS operating loss includes US$7.4 million of depreciation and amortization on acquired intangibles. • Adjusted EBITDA loss for the TMS segment of US$21.7 million, expenditure consistent with first half, demonstrating inter-company cost control (H1 2025: Adjusted EBITDA loss of US$12.7 million). Telix Therapeutics: Prioritization of R&D investment towards advancing late-stage assets Of the total R&D investment, US$98.0 million was invested in the therapeutics pipeline. Milestones achieved include: • TLX591-Tx (lutetium (177Lu) rosopatamab tetraxetan): Completed target enrollment of 30 patients for Part 1 of the ProstACT® Global10 Phase 3 study in metastatic castration resistant prostate cancer (mCRPC). First patients treated in Part 2 (randomized expansion)11. • TLX250-Tx (177Lu-DOTA-girentuximab): Received regulatory approval to commence LUTEON12, a global Phase 2/3 monotherapy trial in metastatic clear cell renal cell carcinoma (ccRCC), initiating sites. First patients dosed in the STARLITE-113 Phase 1b/2 investigator-initiated trial exploring TLX250-Tx in combination with cabozantinib and nivolumab in ccRCC. • TLX101-Tx (iodofalan 131I): Received regulatory approval in Australia and the European Union to commence the IPAX-BrIGHT14 pivotal trial of TLX101-Tx in recurrent glioblastoma (GBM). • TLX592-Tx (225Ac-PSMA-RADmAb): Received regulatory approval to commence AlphaPRO15, a Phase 1, first-in-human (FIH) study of Telix's targeted alpha therapy (TAT) candidate in advanced mCRPC. • TLX252-Tx (225Ac-DOTA-girentuximab): Received regulatory approval to commence ALPHIX16, a Phase 1, FIH study of Telix's TAT candidate for the treatment of patients with advanced metastatic kidney cancer and other carbonic anhydrase IX (CAIX) expressing cancers. 2 9 Inter-segment revenue is eliminated on consolidation, refer to note 3 of the financial statements lodged today with the ASX. 10 Telix ASX disclosure August 21, 2025. ClinicalTrials.gov ID: NCT06520345. 11 Telix media release December 8, 2025. 12 ClinicalTrials.gov ID: NCT07197580. 13 ClinicalTrials.gov ID: NCT05663710. 14 ClinicalTrials.gov ID: NCT07100730. 15 Telix ASX disclosure August 21, 2025. 16 Telix ASX disclosure January 20, 2026.

- **TLX300-Px (^{89}Zr-olaratumab):** First patients dosed in the ZOLAR[17] Phase 1, FIH imaging study for patients with advanced, metastatic soft tissue sarcoma (STS) and other platelet derived growth factor receptor alpha (PDGFRα) positive tumors, aiming to demonstrate proof of concept for therapy.
- **TLX090-Tx (^{153}Sm-DOTMP):** First U.S. patients dosed in SOLACE[18], a Phase 1 study evaluating safety, dosimetry, patient-reported outcomes, and potential opioid-sparing effects of TLX090-Tx in patients with metastatic bone pain.

FY 2026 Guidance

- Telix provides FY 2026 Group Revenue guidance of US$950 million to US$970 million.
- Guidance reflects revenue from product sales in jurisdictions with a marketing authorization, and a full year of revenue contribution from RLS.
- Telix provides pipeline R&D expenditure guidance of US$200 million to US$240 million.

Executive Commentary

Managing Director and Group CEO, Dr. Christian Behrenbruch, commented on the result: "Our strong commercial performance in 2025 provides a platform for continued growth across Telix's global Precision Medicine franchise. The revenue guidance we are issuing today reflects our confidence in sustaining the momentum of our core cash generative business. Consistent with our stated strategy, we are reinvesting earnings to prioritize the acceleration of our best-in-class therapeutic pipeline, which now includes three pivotal stage trials in prostate, kidney and brain cancer. We also intend to continue to expand the Precision Medicine growth opportunity through label expansion studies and new product launches. In 2026 we are focused on delivery of these near-term priorities to further strengthen the foundations for long-term revenue and earnings growth."

Summary: Group financial results

	2025 US$M	2024 US$M
Revenue	803.8	516.6
Cost of sales	(377.4)	(180.4)
Gross profit	**426.4**	**336.2**
Research and development	(171.2)	(127.9)
Selling and marketing	(96.8)	(56.0)
Manufacturing and distribution	(44.6)	(16.7)
General and administration	(95.7)	(85.3)
Other gains (net)	11.7	4.9
Operating profit	**29.8**	**55.2**
Finance income	5.8	7.2
Finance costs	(40.9)	(24.4)
(Loss)/profit before income tax	**(5.3)**	**38.0**
Adjusted EBITDA[19]	**39.5**	**66.9**
Cash (used in)/from operating activities	**(17.3)**	**27.5**

[17] Telix media release April 2, 2025. ClinicalTrials.gov ID: NCT06537596.
[18] Telix media release October 23, 2025. ClinicalTrials.gov ID: NCT07197645.
[19] Earnings before interest, tax, depreciation and amortization and other gains/(losses) (net).

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Investor call An investor webcast and conference call will be held at 9:30 a.m. AEDT on Friday 20 February 2026 (5:30 p.m. EST Thursday 19 February 2026). Participants can register for the webcast or the teleconference by clicking here: https://edge.media- server.com/mmc/p/famdpwzh To read or download the 2025 Annual Report and to view the accompanying investor presentation, visit Telix's Investor Relations website: ir.telixpharma.com/ About Telix Pharmaceuticals Limited Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, United Kingdom, Canada, Europe (Belgium and Switzerland), Brazil and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX). Illuccix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection), Telix’s first generation PSMA-PET imaging agent, has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the U.S. FDA. Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (99mTc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product has received a marketing authorization in any jurisdiction. Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook. Telix Investor Relations (Global) Ms. Kyahn Williamson SVP Investor Relations and Corporate Communications kyahn.williamson@telixpharma.com Telix Investor Relations (Australia) Ms. Charlene Jaw Associate Director Investor Relations charlene.jaw@telixpharma.com Telix Investor Relations (U.S.) Ms. Annie Kasparian Director Investor Relations and Corporate Communications annie.kasparian@telixpharma.com Guidance Disclaimer The stated revenue guidance is based on expected global and domestic economic conditions and is subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. As such, investors are cautioned not to place undue reliance on this guidance and in particular Telix cannot guarantee a particular result. In compiling financial forecasts, a number of key variables that may have a significant impact on guidance have been identified and are listed below. Key variables that could cause actual results to differ materially include: the success and timing of research and development activities; decisions by regulatory authorities regarding approval of our products as well as their decisions regarding label claims; competitive developments affecting our products; the ability to successfully market new and existing products; difficulties or delays in manufacturing; trade buying patterns and fluctuations in interest and currency exchange rates; legislation or regulations that affect product production, distribution, pricing, reimbursement, access or tax; acquisitions and divestitures; research collaborations; litigation or government investigations; and Telix’s ability to protect its patents and other intellectual property. This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors 4

Legal Notices You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. 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Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. Non-IFRS Financial Measures. Telix’s results are reported under International Financial Reporting Standards (IFRS). This announcement includes various non-IFRS financial information to reflect its underlying performance, which have not been subject to audit or review. These non-IFRS measures include Adjusted EBITDA, which represents net earnings attributable to the Group excluding net finance costs, income tax expense, depreciation and amortization and other gains/(losses) (net). As required by SEC rules, we have provided reconciliations of these non-IFRS financial measures to the most directly comparable IFRS measures, which for Adjusted EBITDA, is Profit/(loss) before income tax. The Group believes that these non-IFRS measures, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The non-IFRS measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited. All rights reserved. 5